Morgan Stanley Institutional Fund Trust
522 Fifth Avenue
New York, NY 10036

August 12, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:  Larry Greene, Division of Investment Management
                    Mail Stop 0505

Re:  Morgan Stanley Institutional Fund Trust: Advisory Portfolio V
         (File No. 2-89729)

Dear Mr. Greene:

     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Institutional Fund Trust (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2008 relating to the establishment of the Advisory Portfolio V (the “Portfolio”) of the Fund. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 87 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 12, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1. This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Disclose to what extent the Portfolio will invest in below investment grade securities.

Response 2. The Portfolio will not invest in securities that are rated below investment grade.

Comment 3.	Provide a supplemental description of to-be-announced pass through mortgage securities.

Response 3. As stated in the Statement of Additional Information (“SAI”), a “TBA” (to be announced) mortgage security transaction is a method of trading mortgage securities in which the type of mortgage securities to be delivered is specified at the time of the trade but the actual pool numbers of the securities that will be delivered are not known at the time of the trade. The actual pool numbers of the pools to be delivered at settlement will be announced shortly before settlement takes place. Generally, agency pass-through mortgage securities are traded on a TBA basis.

Comment 4.	Disclose the percentage of the Portfolio’s investments that may be made in foreign securities. If the Fund can invest in emerging markets, so state.

Response 4. The Portfolio expects to invest typically between 0% and 35% of its assets in foreign securities. However, there is no limitation on the amount of foreign securities in which the Portfolio may invest. Consistent with the disclosure regarding other types of Portfolio investments, the Portfolio does not disclose the percentage of its assets invested in any one type of security as this may fluctuate over time. We believe this to be consistent with the requirements of Form N-1A. The Portfolio can invest in emerging market or developing countries, as stated in the second paragraph in the section titled “Approach”.

Comment 5.	Structured investments, notes, and other types of structured products are discussed under “Principal Risks”. Please summarize these types of investments in the “Approach” section.

Response 5. The “Approach” section contains a description of structured investments. In addition, structured products, including structured investments and structured notes are discussed in detail in the section of the Prospectus titled “Investment Strategies and Related Risks—Structured Products” and in the SAI.

Comment 6.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 6. The line item is not applicable to the Portfolio at this time.

Comment 7.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 7. The Adviser may not recoup or recapture waived fees.

Comment 8.	Consider moving the fees and expenses footnotes to after the Example.

Response 8. We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. The footnotes refer to the Annual Portfolio Operating Expenses and although arguably the Annual Portfolio Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 9.	Please ensure that the Fee Table disclosure, specifically with respect to how far to extend decimal points, complies with General Instruction 1A to Item 3 of Form N-1A.

Response 9. The Advisory Fee listed in the fee table is the Advisory Fee approved by the Board of Trustees of the Fund for this Portfolio. All other disclosure in the Fee Table complies with General Instruction 1A.

Comment 10.	Please estimate the duration of the Portfolio.

Response 10. Duration is managed in a range of +/- 0.75 years relative to the Lehman Mortgage Index.

Comment 11.	Please confirm whether securities backed by home equity loans are classified as mortgage securities for purposes of industry concentration.

Response 11. Securities backed by home equity loans are classified as asset backed securities.

Comment 12.	Provide the percentage of the Portfolio’s assets that may be invested in subprime mortgage related securities. If the amount is substantial, we request that disclosure relating to subprime mortgages be given more prominence.

Response 12. The Portfolio does not expect its investments in subprime mortgage related securities to be substantial.

Comment 13.	In addition, if the Portfolio can invest a substantial amount of its assets in subprime mortgage related securites, please add a description of proposed legislation relating to these securities to the section titled “Investment Strategies and Related Risks—Mortgage Securities.” Include in this discussion a description of the proposed legislation relating to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”).

Response 13. As the Portfolio does not expect to invest a substantial portion of its assets in subprime mortgage related securities, we do not believe that additional disclosure relating to these securities is needed.

Comment 14.	Please review the existing disclosure on Fannie Mae and Freddie Mac and revise if necessary in light of recent events.

Response 14. We have reviewed the existing disclosure relating to Fannie Mae and Freddie Mac and believe it to be adequate at this time.

Comment 15.	In the section titled “Investment Strategies and Related Risks—Mortgage Securities,” please review the risk disclosure relating to private mortgage insurers and revise if necessary.

Response 15. We have reviewed the disclosure relating to private mortgage insurers and believe it to be adequate at this time.

Comment 16.	To the extent that the Portfolio invests in investment grade fixed income securities, please discuss whether this is inconsistent with including disclosure relating to subprime mortgage related investments. If so, consider revising the disclosure.

Response 16. The Portfolio invests in investment grade securities. The investment grade securities in which the Portfolio invests may include mortgage securities backed by pools of mortgages that include subprime mortgages. Therefore, we do not believe that including disclosure relating to subprime mortgage related investments is inconsistent with the Portfolio’s investments in investment grade securities.

Comment 17.	In the section titled “Investment Strategies and Related Risks—Structured Products,” the disclosure states “The Portfolio may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the issuer.” Confirm whether “the issuer” refers to the issuer of the underlying investments.

Response 17. “The issuer” in the referenced sentence refers to the issuer of the underlying investment of the structured product.

Comment 18.	Consider updating the disclosure relating to credit default swaps in the section titled “Investment Strategies and Related Risks—Derivatives and Other Investments” in light of proposed changes relating to these instruments.

Response 18. There is a proposal to create a clearing agency to handle trades of credit default swaps. This clearing agency would only handle interdealer trades of credit default swaps and would not affect the clearance of the Portfolio’s trades in these instruments. Therefore we do not believe that updated disclosure is necessary at this time.

Comment 19.	Ensure that the disclosure in the section titled “Purchasing Shares” relating to the days the Fund may remain open complies with Rule 22(c)(1).

Response 19. The disclosure in the sections titled “Purchasing Shares,” “Redeeming Shares” and “General Shareholder Information—Valuation of Shares” has been revised to clarify when the net asset value of the Portfolio will be calculated.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 20.	The description of Investment Companies includes a reference to “unregistered investment companies.” If this includes hedge funds, please so state in the disclosure.

Response 20. We respectfully acknowledge the comment, but believe that the term “unregistered investment company” is a more accurate description of the type of entity in which the Portfolio may invest.

Comment 21.	In connection with Investment Limitation (5), provide a description of the rules regarding borrowing promulgated under the Investment Company Act of 1940, as amended.

Response 21. The requested disclosure is contained in the section of the SAI titled “Invesments and Risks—Borrowing.”

Comment 22.	In connection with the Portfolio’s concentration policy set forth under Investment Restriction (7), please confirm that the Portfolio complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 22. Although the Portfolio’s concentration policy set forth under Investment Restriction (7) refers to investments of “more than 25% …”, the Portfolio complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 23.	In Investment Restriction (7)(v), add the phrase “(that is invest)” following “the Portfolio will concentrate”.

Response 23. We respectfully acknowledge the comment, but as this is a fundamental investment limitation, shareholder approval would be required to make the requested change.

     As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993. Thank you.

Best regards,

/s/ Debra Rubano

Debra Rubano